December 31, 2008

William M. Lambert
President and Chief Operating Officer
Mine Safety Appliances Company
121 Gamma Drive
RIDC Industrial Park, O'Hara Township
Pittsburgh, Pennsylvania 15238

      Re: **Mine Safety Appliances Company**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 1-15579

Dear Mr. Lambert:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on page 25 of your Form 10-K that you made sales in the Middle East in 2005 and 2006. Also, it appears from a dropdown menu on your website that nationals of Cuba, Iran, Sudan, and Syria may register on your online training center to learn about your products, the technologies underlying the products, and the standards that guide your product development. Finally, we are aware of a December 2007 report that you agreed to pay a civil penalty of $470,000 to settle the Bureau of Industry and Security's allegations that you had made 107 unauthorized reexports of products, including controlled items, to Iran and Syria between May 2001 and December 2005. Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form

William M. Lambert
Mine Safety Appliances Company
December 31, 2008
Page 2

       10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss your discovery of, and voluntary disclosure to BIS regarding, the alleged unauthorized re-exports to Iran and Syria. Discuss also any preventative or remedial measures you have undertaken since the discovery of the re-exports, to prevent such occurrences in the future.

3. Tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran or Syria have military uses, and describe possible military uses of which you are aware. Please also advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran any products, equipment, components, technology, or services that can be put to military use, please discuss for us briefly the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

4. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance